EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Myrexis, Inc. for the registration of up to $80,000,000 of common stock, preferred stock, debt securities, warrants, rights, purchase contracts, or units, and to the incorporation by reference therein of our reports dated September 13, 2010, with respect to the consolidated financial statements of Myrexis, Inc., and the effectiveness of internal control over financial reporting of Myrexis, Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah

November 9, 2010